==============================================================================


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

         (Mark One)

         [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

         For the fiscal year ended   December 30, 2004
                                    ------------------------------------
                                      Or

         [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

         For the transition period from _________________ to __________________

         Commission file number    1-14946
                                 ---------------------------------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              CEMEX, Inc. Savings Plan
              c/o CEMEX, Inc.
              840 Gessner Road
              Suite 1400
              Houston, Texas 77024

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

              CEMEX,S.A. de C.V.
              Av. Ricardo Margain Zozaya #325
              Colonia Valle del Campestre
              Garza Garcia, Nuevo Leon
              Mexico 66265


==============================================================================

                           CEMEX, INC. SAVINGS PLAN

                           Financial Statements and
                            Supplemental Schedules

                          December 30, 2004 and 2003
                  (With Independent Auditors' Report Thereon)

                           CEMEX, INC. SAVINGS PLAN


                               Table of Contents

                                                                          Page
                                                                          ----

Independent Auditors' Report                                                1

Financial Statements:

     Statements of Net Assets Available for Benefits -
        December 30, 2004 and 2003                                          2

     Statement of Changes in Net Assets Available for Benefits -
        Year Ended December 30, 2004                                        3

     Notes to Financial Statements                                          4

Supplemental Schedule H, Line 4(i) - Schedule of Assets
     (Held at End of Year) - December 30, 2004                             10


The following schedules required by the Department of Labor's Rules and Regulations are omitted because of the absence of conditions under which they are required:

         Schedule G, Part I - Schedule of Loans on Fixed Income Obligations in
               Default or Classified as Uncollectible

         Schedule G, Part II - Schedule of Leases in Default or Classified as
               Uncollectible

         Schedule G, Part III - Nonexempt Transactions

         Schedule H, Line 4(a) - Delinquent Employee Contributions and Loan
               Repayments

         Schedule H, Line 4(i) - Schedule of Assets (Acquired and Disposed of
               Within the Plan Year)

         Schedule H, Line 4(j) - Schedule of Reportable Transactions

            INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT
            ------------------------------------------------------


Participants and Administrator of
CEMEX, Inc. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 30, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

                                               /s/  Mir.Fox & Rodriguez, P.C.


Houston, Texas
June 29, 2005

                           CEMEX, INC. SAVINGS PLAN

                Statements of Net Assets Available for Benefits
                          December 30, 2004 and 2003




           Assets                                     2004              2003
           ------                                     ----              ----
Investments, at fair value:
    Mutual funds                            $      163,082,106      145,397,722
    Common collective trust fund                    48,016,215       48,712,699
    Common stock                                    32,396,906       17,692,479
    Participant loans                               13,473,467       12,641,763
                                           -------------------------------------
       Total investments                          256,968,694       224,444,663

Cash and cash equivalents                              94,877           178,474
Employee contributions receivable                       3,142
Employer contributions receivable                       1,619
Accounts receivable                                    41,968            45,709
                                           -------------------------------------
       Total assets                               257,110,300       224,668,846
                                           -------------------------------------

       Liabilities
       -----------

Investment trades payable                              12,887            78,124
Accounts payable                                        8,661            54,120
                                           -------------------------------------
       Total liabilities                               21,548           132,244
                                           -------------------------------------
       Net assets available for benefits    $     257,088,752       224,536,602
                                           =====================================

See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                         Year Ended December 30, 2004



Additions to net assets:
    Participant contributions                              $   15,563,490
    Employer contributions                                      7,001,438
    Net appreciation in fair value of mutual funds             14,455,956
    Net appreciation in fair value of common stock              8,381,297
    Investment income                                           8,191,788
    Transfer in from qualified plan                             1,647,674
                                                           --------------------
       Total additions to net assets                           55,241,643
                                                           --------------------

Deductions from net assets:
    Benefits paid to participants                              22,581,281
    Administrative fees and expenses                              108,212
                                                           --------------------
        Total deductions from net assets                       22,689,493
                                                           --------------------
                                                               32,552,150
Net increase in net assets available for benefits

Net assets available for benefits:
    Beginning of year                                         224,536,602
                                                           --------------------
    End of year                                            $  257,088,752
                                                           ====================

See accompanying notes to financial statements.

                           CEMEX, INC. SAVINGS PLAN

                         Notes to Financial Statements
                          December 30, 2004 and 2003

1.   Plan Description

     General
     -------

     The Cemex USA Management, Inc. Savings Plan was adopted effective April 1, 1991 for the benefit of the employees of Cemex Management, Inc. (formerly known as Cemex USA Management, Inc.) and its affiliated companies. Effective January 1, 2001, CEMEX, Inc. (Employer) assumed sponsorship of the Cemex USA Management, Inc. Savings Plan and changed the plan's name to CEMEX, Inc. Savings Plan (the Plan).

     Effective April 1, 2005, the union employees of the Clinchfield, Georgia plant ceased participating in the CEMEX, Inc. Savings and Investment Plan for Union Employees and became participants in the Plan. In connection therewith, assets of $3,579,136 were transferred into the Plan from the CEMEX, Inc. Savings and Investment Plan for Union Employees subsequent to December 30, 2004.

     In connection with CEMEX, Inc.'s purchase of Neoris USA, Inc., assets of $1,647,674 were transferred from the Neoris USA, Inc. 401(k) Profit Sharing Plan into the Plan during 2004.

     Effective September 1, 2003, the union employees of CEMEX, Inc.'s Charlevoix, Michigan plant became participants in the Plan. Accordingly, assets of $3,676,704 were transferred from the CEMEX, Inc. Savings and Investment Plan for Union Employees into the Plan during 2003.

     The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     The Plan Agreement was completely amended and restated effective August 1, 2004. The following brief description of the Plan is provided for general information purposes only and is as of December 30, 2004, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note, shall have the meanings as set forth in the Plan Agreement and are as of December 30, 2004 unless otherwise noted. Participants should refer to the amended and restated Plan Agreement for a complete description of the Plan's provisions.

     Eligibility
     -----------

     Except as otherwise noted, Employees of CEMEX, Inc. and its affiliated companies that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar quarter following the Employee's date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc. or any company in any country operating under the parent company of CEMEX, S.A. de C.V. shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan, and shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan.

                                                                       Continued

                          CEMEX, INC. SAVINGS PLAN

     Contributions
     -------------

     Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis. Participants who are or will attain age 50 years old or older before the close of the Plan's year, are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their participant contributions in the investment options listed in note 3.

     The Employer makes matching contributions equal to 75% of the participant's before-tax contributions, including catch-up contributions, which do not exceed 6% of his or her eligible compensation. The Employer contributions are in the form of American Depository Shares representing common stock of CEMEX, S.A. de C.V. (CEMEX stock). A participant may, at any time after the CEMEX stock is credited to his or her account, make a diversification election and exercise investment discretion with respect to the Employer matching contribution. The Employer may make additional minimum contributions in accordance with the provisions of the Plan Agreement.

     Participant accounts
     --------------------

     Separate accounts are maintained for each participant. Participant accounts are credited with the participant's contribution and allocations of the Employer's contributions and Plan earnings. Allocations are based on each participant's earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant's vested account.

     Vesting
     -------

     Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employers' matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of continuous service as follows:

                  Completed Years of Active Service           Vesting %
                  ---------------------------------           ---------
                  Less than one year                               0%
                  One year but less than two years                20%
                  Two years but less than three years             40%
                  Three years but less than four years            60%
                  Four years but less than five years             80%
                  Five years or more                             100%

     Each participant who was first employed by Southdown, Inc. prior to January 1, 2000, all Louisville Employees and Charlevoix Employees who were participants in the CEMEX, Inc. Savings and Investment Plan for Union Employees as of September 1, 2003 are fully vested in their entire account balance. Louisville Employees hired before July 1, 2004 are 100% vested in all Employer matching contributions. Louisville Employees hired after July 1, 2004 are vested according to the table shown above.

                                                                     Continued

                           CEMEX, INC. SAVINGS PLAN

     Each participant who was first employed by Southdown, Inc. on or after January 1, 2000 is fully vested in his or her "Prior Plan Matching Account" under the Southdown, Inc. Retirement Savings Plan. Each participant who was first employed by Southdown, Inc. between January 1, 2000 and December 31, 2001 and who also terminated employment during such period will have his or her vested interest in the Employer matching and discretionary contributions determined as follows:

                  Completed Years of Active Service           Vesting %
                  ---------------------------------           ---------
                  Less than five years                              0%
                  Five years or more                              100%

     Forfeitures
     -----------

     Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce the Employer matching contribution for that year. At December 30, 2004 and 2003, forfeited non-vested accounts totaled $50,998 and $363,364, respectively. During fiscal year 2004, Employer contributions were reduced by $633,288 from forfeited non-vested accounts.

     Benefit payments
     ----------------

     Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1/2, or by incurring a disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in full shares of CEMEX stock or Crane Company common stock be distributed in-kind.

     Participant loans
     -----------------

     A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Repayment terms for loans are not to exceed five years and principal and interest is paid ratably through monthly payroll deductions.

     Plan termination
     ----------------

     Although no interest has been expressed, CEMEX, Inc. has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

                                                                       Continued

                           CEMEX, INC. SAVINGS PLAN

2.   Significant Accounting Policies

     Basis of presentation
     ---------------------

     The financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

     Investment valuation and income recognition
     -------------------------------------------

     The mutual funds, common collective trust fund and common stock are stated at fair value based on quoted market prices as of the date of the financial statements. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefit payments
     ----------------

     Benefits are recorded when paid.

     Administrative expenses
     -----------------------

     Loan fees are paid by the borrowing participant and all other administrative costs are paid by the Employer.

     Use of estimates
     ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                       Continued

                           CEMEX, INC. SAVINGS PLAN

3.   Investments

     As of December 30, 2004 and 2003, the Plan's investments were as follows:

                                                                                   2004                2003
                                                                                   ----                ----
       INVESCO Stable Value Fund                                           $    48,016,215          48,712,699
       Washington Mutual Investors Fund                                         40,014,396          36,801,117
       CEMEX stock                                                              32,222,967          17,445,158
       Growth Fund of America                                                   32,089,559
       PIMCO Total Return Fund                                                  29,271,416          27,263,166
       Templeton Foreign Fund                                                   19,131,801          17,084,213
       Franklin Balance Sheet Investment Fund                                   16,733,261          13,097,187
       American Century Real Estate Fund                                        11,982,488
       MFS International Fund                                                    6,327,489
       Franklin Small Mid-Cap Growth Fund                                        4,102,662           3,282,847
       Templeton Developing Markets Fund                                         3,406,234           2,479,903
       Crane Company common stock                                                  173,939             247,321
       Alliance Capital Reserve Account                                             22,800                 764
       MFS Research Fund                                                                            20,429,540
       Franklin Real Estate Securities Fund                                                          9,283,007
       Pilgrim International Small Cap Growth Fund                                                   5,594,961
       Putnam New Opportunities Fund                                                                 5,526,784
       AIM Constellation Fund                                                                        4,554,233
       Participant loans                                                        13,473,467          12,641,763
                                                                            --------------          ----------
                                                                           $   256,968,694         224,444,663
                                                                            ==============         ===========


     Investments with a fair value that exceeds $12,854,438 at December 30, 2004 and $11,226,830 at December 30, 2003 represent 5 percent or more of Plan net assets.

4.   Federal Income Tax Status

     The Plan obtained its latest determination letter on November 20, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan's management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan's management believes that the related trust is tax-exempt and accordingly, no provision for Federal income taxes has been included in the Plan's financial statements.

5.   Risks and Uncertainties

     The Plan provides for investment in a common collective trust fund, various mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                                                                       Continued

                           CEMEX, INC. SAVINGS PLAN

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                 2004             2003
                                                                 ----             ----
         Net assets available for benefits per the
           financial statements                           $ 257,088,752       224,536,602
         Benefits payable                                        (9,784)          (26,604)
                                                          -------------       -----------
         Net assets available for benefits per the
           Form 5500                                      $ 257,078,968       224,509,998
                                                          =============       ===========

     The following is a reconciliation of benefits paid to participants per the 2004 financial statements to the Form 5500:

         Benefits paid to participants per the
           financial statements                                $   22,581,281
         Add:  Amounts payable at December 30, 2004                     9,784
         Less: Amounts payable at December 30, 2003                   (26,604)
                                                               --------------
         Benefits paid to participants per the Form 5500       $   22,564,461
                                                               ==============


                                                                                     Supplemental Schedule H, Line 4(i)
                                                                                            Plan Sponsor No. 72-0296500
                                                                                                           Plan No. 001
                                                                      CEMEX, INC. SAVINGS PLAN

                                                              Schedule of Assets (Held at End of Year)
                                                                          December 30, 2004

(a)                    (b)                                                (c)                                           (e)
       Identity of issue, borrower, lessor,           Description of investment including maturity date,              Current
                 or similar party                    rate of interest, collateral, par or maturity value               value
    ------------------------------------------   -----------------------------------------------------------     ------------------

    INVESCO Trust Company                        Stable Value Fund; 48,016,215 shares                           $   48,016,215
    American Funds                               Washington Mutual Investors Fund; 1,297,905 shares                 40,014,396
 *  CEMEX, S.A. de S.V.                          American Depository Shares; 882,637 shares                         32,222,967
    American Funds                               Growth Fund of America; 1,171,579 shares                           32,089,559
    PIMCO                                        Total Return Fund; 2,745,911 shares                                29,271,416
    Franklin Templeton Investor Services, Inc.   Templeton Foreign Fund; 1,556,697 shares                           19,131,801
    Franklin Templeton Investor Services, Inc.   Franklin Balance Sheet Investment Fund; 287,414 shares             16,733,261
    American Century Investments                 Real Estate Fund; 483,165 shares                                   11,982,488
    MFS Fund Distributors, Inc.                  MFS International Fund; 296,370 shares                              6,327,489
    Franklin Templeton Investor Services, Inc.   Franklin Small Mid-Cap Growth Fund; 119,856 shares                  4,102,662
    Franklin Templeton Investor Services, Inc.   Templeton Developing Markets Fund; 184,720 shares                   3,406,234
    Crane Company                                Common stock; 6,015 shares                                            173,939
    Pershing                                     Alliance Capital Reserve Account; 22,858 shares                        22,800
 *  Participant loans                            5.00% to 10.74%; 1-5 year term; payable monthly                    13,473,467
                                                                                                                 ------------------
                                                                                                                $  224,444,663
                                                                                                                 ==================

 *  Party-in-interest

                                  SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                CEMEX, INC. SAVINGS PLAN



                                By:  /s/ Andrew M. Miller
                                     ---------------------------------
                                     Name: Andrew M. Miller
                                     Title: Chairman of Administrative
                                            Committee


Date:  June 30, 2005
     -----------------

                                 EXHIBIT INDEX


Exhibit
   No.          Description
-------         -----------

   1. Consent of Mir.Fox & Rodriguez, P.C. to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-83962) of CEMEX, S.A. de C.V. of its report, dated June 29, 2005, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 30, 2004.

                                                                      EXHIBIT 1


           CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
           --------------------------------------------------------


The Administrator of the
CEMEX, Inc. Savings Plan

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-83962) of CEMEX, S.A. de C.V. of our report dated June 29, 2005, with respect to the statements of net assets available for benefits of CEMEX, Inc. Savings Plan as of December 30, 2004 and 2003, the related statement of changes in net assets available for benefits for the year ended December 30, 2004 and the related supplemental schedule of assets (held at end of year) as of December 30, 2004, which report appears in the December 30, 2004 annual report on Form 11-K of CEMEX, Inc. Savings Plan.


                                              /s/  Mir.Fox & Rodriguez, P.C.



Houston, Texas
June 29, 2005